EXHIBIT 99.1

Neptune to Hold Conference Call to Discuss Fourth Quarter and Fiscal Year-End Results Ended March 31, 2018

LAVAL, Quebec, May 16, 2018 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ:NEPT) (TSX:NEPT), announces that it will be holding a conference call on June 5, 2018 at 5:00 PM (EST) to discuss its fourth quarter and fiscal year-end results ended March 31, 2018.

The fourth quarter results press release will be issued on the same day at 4:00 PM (EST), after market close.

Conference Call Details:

Date:	Tuesday, June 5, 2018

Time:	5:00 PM Eastern Standard Time

Call:	1 (877) 223-4471 (within Canada and the U.S.) 1 (647) 788-4922 (outside Canada and the U.S.)

Webcast:	A live audio webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-presentations/

A replay of the call will be available for replay two hours after the call's completion, until July 5, 2018. The telephone numbers to access the replay of the call are 1 (416) 621‑4642 or 1 (800) 585-8367 (toll-free), Conference ID 2993468. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and provides turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

The Company's head office is located in Laval, Quebec.

For more information, please contact:

Contact information
Neptune Wellness Solutions	Investor Relations Contact (Canada)	Investor Relations Contact (U.S.)
Mario Paradis	Pierre Boucher	Jody Burfening
VP & CFO, Neptune 1.450.687.2262 x236	MaisonBrison 1.514.731.0000	LHA 1.212.838.3777
m.paradis@neptunecorp.com	pierre@maisonbrison.com	jburfening@lhai.com